LockeBridge Partners, Inc.

Financial Statement

For the Year Ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67533

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lockebridge Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Tradecenter, Suite G-700 100
(No. and Street)

Woburn	MA	01801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Waxler	(781) 676-2001	swaxler@lockebridge.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC
(Name – if individual, state last, first, and middle name)

5865 Mistloe Avenue	Beaumont	TX	77707
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Waxler _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lockebridge Partners, Inc. _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Scott Steven Waxler*

_____

Title:
President
_____

Isaiah Avante Bradshaw
_____
Notary Public

Please see attached notarize.com certificate on page 10

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to ~~consolidated~~ statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to ~~consolidated~~ financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LOCKEBRIDGE PARTNERS, INC.

CONTENTS

Report of Independent Registered Public Accounting Firm	**3**
Statement of Financial Condition	**4**
Notes to Financial Statements	**5**



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Shareholder of Lockebridge Partners, Inc.:

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Lockebridge Partners, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit of the financial statement provides a reasonable basis for our opinion.

NTT & Company, PLLC

Beaumont, Texas
February 25, 2026

We have served as the auditor for Lockebridge Partners, Inc. since 2020.

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com

LockeBridge Partners, Inc.

Statement of Financial Condition

December 31, 2025

ASSETS

Cash	$	19,103.74
CRD Account	$	325.71
TOTAL ASSETS	**$**	**19,429.45**

LIABILITIES & STOCKHOLDER'S EQUITY

  Liabilities

Accrued Expenses	$	4,010.50
Total Liabilities	**$**	**4,010.50**

  Stockholder's Equity

Common Stock	$	20.00
$.01 par value, 2,000 shares authorized, issued and outstanding		
Additional Paid In Capital	$	237,985.00
Accumulated Deficit	$	(203,561.79)
Net Income	$	(19,024.26)
Total Stockholder's Equity	**$**	**15,418.95**

TOTAL LIABILITIES & EQUITY	**$**	**19,429.45**

The accompanying notes are an integral part of these financial statements

LOCKEBRIDGE PARTNERS, INC.
NOTES TO THE FINANCIAL STATEMENTS
Year Ended December 31, 2025

1. **Nature of Operations**
   LockeBridge Partners, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the SIPC and the Financial Industry Regulatory Authority, Inc (FINRA). The Company engages in capital raising, brokering the sale and purchase of businesses and business consulting services.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation and Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Subsequent Events
   Management has evaluated subsequent events through February 20, 2026, which is the date these financial statements were available to be issued. There have been no material subsequent events that would require disclosure or would be required to be recognized in the financial statements as of December 31, 2025.

   Cash
   Cash includes cash held with a financial institution and with a central registration depository ("CRD") account with FINRA.

   Revenue Recognition
   The Company enters into contracts with customers calling for consulting fees and commissions to be paid according to specific payment terms, as defined. The Company, upon commencement of generating revenue, will recognize such revenue under ASC Topic 606, Revenue from Contracts with Customers. To determine the amount and timing of revenue recognition, the Company will (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation. Specifically, the Company recognizes revenue from retainers and engagement fees on a percent completion basis and contingent success-based fees are recognized upon payment. There were no customers in 2025 and so no revenue was recognized.

   Income Taxes
   The Company has elected to be treated as an S Corporation for both federal and state tax purposes whereby the stockholder reports all income and losses in his individual tax return. Accordingly, the accompanying financial statement reflects no provision for income taxes. The Company's income tax returns are subject to examination by taxing authorities, generally for three years after they were filed.

3. **Subordinated Liabilities**
   The Company did not have any subordinated liabilities at any time during the year ended December 31, 2025.

LOCKEBRIDGE PARTNERS, INC.
NOTES TO THE FINANCIAL STATEMENTS
Year Ended December 31, 2025

4. **Net Capital Requirements**

   As a broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025 the Company had net capital of $15,093 which was $10,093 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.27 to 1 as of December 31, 2025.

5. **Related Party Transactions**

   The Company is collocated with a sister entity, LockeBridge, LLC (the "LLC"). Under a Management Services Agreement ("MSA") dated March 1, 2023 the LLC provides certain services relating to the use of its facilities. These amounts are monthly and are subject to periodic review. During the year ended December 31, 2025 the Company paid $2,400 to the LLC classified as rental expense in the statement of operations.

6. **Guarantees, Contingencies and Commitments**

   The Company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments.

7. **Segment Reporting**

   The Company manages its business within a single operating segment in accordance with ASC Topic 280 Segment Reporting ("ASC 280"). Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker (CODM), which is our Chief Executive Officer in deciding how to allocate resources and in assessing performance. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions and assesses operating performance. The CODM uses this information, which may be adjusted for items that are non-recurring, as well as regularly provided budgeted or forecasted expense information for the single operating segment, in managing the business.